For Immediate Release

Contact for Media:    Vincent Power
Sears Canada Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Reports Third Quarter Results

- Converted two stores to the new Sears 2.0 concept
- Announcing new partnerships with specialty supermarkets for re-development of several Sears 2.0 stores
- Launched new e-commerce platform nationally in November
- Soft launch of new off-price business
- Announcing $58 million in additional liquidity enhancing real estate transactions
- Billy Wong appointed Chief Financial Officer

TORONTO - December 9, 2016 - Sears Canada Inc. (TSX: SCC; NASDAQ: SRSC) today announced operational highlights and financial results for the third quarter of Fiscal 20161.

Third Quarter 2016 Key Operational Highlights

•
Same Store Sales. Same store sales decreased by 7.1% compared to the same quarter last year and core retail same store sales decreased by 8.8%[2]. Key drivers of same store sales declines include 1) the non-recurrence of a wide range of 0% consumer financing offers made available last year on the Sears credit card, and 2) a decrease in overall transactions after elevated levels of loyalty point redemptions in the third quarter last year in anticipation of the impending termination of the credit card agreement[3].

•
Adjusted EBITDA. Adjusted EBITDA was a loss of $77.7 million for the quarter this year, a decrease of $46 million. Excluding (a) the impact of the termination of the credit card agreement, (b) the effect of a weaker Canadian dollar, and (c) the launch costs of Initium, Adjusted EBITDA would have decreased by approximately $5.4 million.

_______________
1Third quarter 2016 and 2015 represent the 13-week periods ended October 29, 2016 and October 31, 2015, respectively. Fiscal 2016 and 2015 represent the 52-week periods ending or ended January 28, 2017 and January 30, 2016, respectively.
2 The core retail store network consists of Sears Canada’s 95 full-line stores and 29 Sears Home stores, excludes the Outlet and Hometown stores.
3The credit card marketing and servicing agreement between the Company and JPMorgan Chase Bank, N.A. (Toronto Branch) (“JPMC”) terminated on November 15, 2015.

•
Sears 2.0. Sears Canada converted two stores to the Sears 2.0 concept, with significant changes in layout, in-store design, and assortment. Two additional stores will convert to the new concept in the fourth quarter. The Sears 2.0 stores operate in a smaller footprint and, to date, the impact has been an increase in sales per selling square foot compared to non-Sears 2.0 stores. This enables these stores to operate at improved levels of profitability in their smaller footprint, while also allowing Sears Canada to enter into subleasing opportunities. Today, Sears Canada is announcing that it has signed letters of intent with two specialty supermarket operators to partner on several Sears 2.0 developments. Investment and growth plans for 2017 include rolling out the Sears 2.0 concept to additional locations.

•
Initium. Sears Canada’s digital commerce lab, Initium, launched a new technology platform across Canada in November 2016, which incorporates a new sears.ca website and logistics systems. In the fourth quarter of this year, a pop-up store will be set up on the new platform with no connection to legacy systems.

•
Real Estate Transactions. During the third quarter of this year, Sears Canada closed a sale-leaseback transaction for proceeds of $18.1 million[4]. Additional transactions already closed or expected to close in the fourth quarter are listed below.

Previously announced:

•	$62.9 million closed in Q4 2016 (previously announced as $70.0 million on November 23, 2016)

•	$31.3 million[5] previously announced and expected to close in Q4 2016

Announced today:

•	$50.0 million[6] expected to close in Q4 2016

•	$8.0 million[7] expected to close in Q4 2016

The above transactions total $152.2 million. Importantly, none of these transactions will result in store closures.

•
Cost Reductions. The third quarter results reflect the annualized cost reductions of $128 million achieved in the second quarter, and the Company continues to work towards achieving the upper range of targeted cost savings of $155 million. The Company will reinvest some of these savings in new businesses and categories such as Initium and off-price (discussed below) to drive growth.

_______________
4 Previously announced sale-leaseback of logistics centre in Q2 2016.
5 Subject to completion of customary due diligence and satisfaction of customary closing conditions, as applicable.
6 Subject to completion of definitive documentation and customary due diligence.
7 Subject to completion of customary due diligence.

•
Consumer Financing. The Company launched its point-of-sale consumer financing program with easyfinancial Services Inc. in 168 locations in the third quarter, enabling Sears Canada to provide financing for consumers purchasing big ticket items. Thirty more locations in Quebec will be added in early 2017. This initiative is expected to drive growth by providing financing for customers purchasing products such as major appliances, mattresses, and furniture.

•
New Off-Price Business. During the quarter, the Company soft launched an off-price business with a dedicated merchandising team to bring outstanding deals on branded products to our customers. The Company will formally launch this business as a destination in Sears stores in Spring 2017.

Third Quarter 2016 Financial Results

•
Revenue. Revenue was $625.2 million in the third quarter, a decline of 21.1% compared to the same quarter last year. The difference between the same stores sales decline of 7.1% and the overall revenue decline was primarily due to (1) store exits since last year, (2) the decline in revenues in the Company’s Direct business, and (3) a decrease in fee revenue due to the termination of the credit card agreement. The decline in the Direct business was due to (1) a planned reduction in catalogue pages versus last year, and (2) a decline in the number of merchandise pick-up locations.

Since the second quarter of 2016, the Company has taken a three-pronged strategic merchandising approach: (1) introduced dynamic pricing programs for major appliances and mattresses, reinforcing Sears Canada’s leadership and innovation in these businesses, (2) made general pricing adjustments to better align to the market, and (3) adjusted the assortment and brand matrix to more closely align with customer preferences. Despite the overall decline in revenue in the quarter, these efforts have demonstrated indications of potential revenue and margin growth and, over time, the Company expects them to have a positive impact on a broader basis.

•
Gross Margin. The gross margin rate was 28.6% in the third quarter, as compared to 32.6% for the same quarter last year, a decrease of 400 bps. The weaker Canadian dollar and the previously-mentioned termination of the credit card agreement had a negative impact on margins in the quarter. Excluding the impact of these items, the gross margin rate would have improved by 70 bps compared to the third quarter last year. The Company expects to improve its gross margins as it continues to iterate and refine its merchandise to be aligned to a targeted out-the-door retail pricing model.

Adjusted EBITDA. Adjusted EBITDA was a loss of $77.7 million in the third quarter compared to a loss of $31.7 million for the same quarter last year. The effects of reduced revenues and incremental operating expenses incurred after the termination of the credit card agreement and of a weaker Canadian dollar negatively impacted EBITDA by $22.3 million and $15.6 million, respectively. In addition, Adjusted EBITDA also reflected the costs of the launch of Initium of $2.7 million; these costs will continue to be incurred in addition to existing technology costs until legacy systems can be decommissioned and removed. Excluding these three items, Adjusted EBITDA for the third quarter of this year would have decreased by $5.4 million from a pro forma loss of $69.3 million for the third quarter of last year to a pro forma loss of $74.7 million for the third quarter of this year. Adjusted EBITDA is a non-IFRS measure.

•
Net Earnings. The net loss for the third quarter this year was $120.0 million or $1.18 per share compared to a net loss of $53.2 million or 52 cents per share in the third quarter last year. For a list of non-recurring charges in the third quarters of Fiscal 2016 and Fiscal 2015, please refer to the “Reconciliation of Net Loss to Adjusted EBITDA” table included in this release.

•
Cash Position and Liquidity. Sears Canada ended the third quarter with $155.0 million in cash versus $74.6 million in cash at the end of the third quarter of last year.  This, along with the real estate proceeds of $152.2 million described earlier, would give the Company a pro forma cash balance of approximately $307 million as of the end of the third quarter.  In addition, the Company had availability on its credit facility of $210.9 million, which was undrawn at the end of the third quarter. The Company continues to target a significant pro forma fiscal year end cash balance, currently expected to be in the range of $350 to $400 million.

Additional Commentary
“With the launch of Sears 2.0 in September, we have begun to reinvent how Sears Canada will go to market in bricks and mortar stores,” said Brandon G. Stranzl, Executive Chairman, Sears Canada Inc. “Our new Sears 2.0 concept stores have been designed with our customers in mind, listening to what they want in a Sears Canada shopping experience, and working backwards from there to fulfill those needs. Based on early indicators such as an increase in sales per selling square foot, these stores are more productive and operationally efficient than our previous format. The new e-commerce platform advances Sears Canada’s technology and allows the Company to be more agile in making improvements to our online shopping experience. Additionally, initial results of the new off-price business are encouraging.

“We are now in a process of constant innovation to deliver better products and experiences to customers, and thereby drive better business results over time,” continued Mr. Stranzl, “We have much work to do and are fully committed to driving necessary change. We have adopted new principles of culture that are being embedded throughout the organization and we are thinking and acting differently than a year ago. I acknowledge our 17,000 associates who are working tirelessly to implement new initiatives in a speedy fashion and I look forward to sharing success with them as we continue to connect with the customers we are committed to serving.”

Leadership Update
The Company is announcing the following two appointments:

•	Billy Wong has been appointed Chief Financial Officer; he had been named interim Chief Financial Officer on July 1, 2016.

•
Shahir Guindi has been appointed to the Board of Directors. Shahir is the managing partner of the Montreal office of Osler, Hoskin & Harcourt LLP, and he also serves as a Director of the Business Development Bank of Canada and sits on the boards of several other companies.

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 140 corporate stores, 71 Hometown stores, over 900 catalogue and online merchandise pick-up locations, 69 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.

Summary of Previously Announced Initiatives
As discussed in previous reports, the Company has organized its numerous re-engineering efforts into four primary workstreams:

1.
Sears 2.0. Sears Canada is moving Sears physical retail stores to a more productive model, with a customer-focused assortment and a more flexible layout to optimize productivity and in-store experience. In most cases, this model will utilize smaller square footage for existing categories, allowing room in the store for new categories and new partnerships.

2.
Initium. Sears Canada has begun the process of re-building its technology architecture, with a digital commerce platform as the backbone. The platform structures Sears Canada as an e-commerce company with a network of stores attached, as opposed to a network of stores and legacy technology with an e-commerce site appended, and enables Sears Canada to deliver more expansive third party fulfillment and logistics services on its nationwide logistics assets.

3.
Real estate. Sears Canada approaches its real estate portfolio in two primary ways: (1) to provide the capital and liquidity to drive growth and pursue other value-creating balance sheet initiatives, and (2) to unlock value from real estate development and other business partnerships that fit strategically with its retail vision.

4.	SG&A. Sears Canada is focused on aligning the Company’s cost structure and investment in resources to improve revenue and profitability.

Disclaimer and Cautionary Note Regarding Forward-Looking Statements
This release contains information which is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s future financial performance, business strategy, plans, expectations, goals and objectives. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the estimates reflected in such forward-looking information are reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information.

Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the proposed real estate transactions in this release, which are subject to closing conditions, not closing on the agreed terms or at all; the Company’s inability to compete effectively in the highly competitive retail industry; weaker business performance in the fourth quarter, traditionally the Company’s strongest quarter; the ability of the Company to successfully implement its strategic initiatives; changes in consumer spending; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; customer preference toward product offerings; ability to implement and continue the Company’s new consumer financing program; ability of the Company’s loyalty program to attract and retain customers; ability to successfully implement the Company’s new digital e-commerce platform nationwide; ability of the Company to migrate sufficient catalogue customers and business to online; disruptions to the Company’s computer systems; economic, social, and political instability in jurisdictions where suppliers are located; fire to, structural integrity and safety of, foreign factories; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells; changes in the Company’s relationship with its suppliers; the Company’s reliance on third parties in outsourcing arrangements, and their ability to perform the arrangements for which they have been engaged; willingness of the Company’s vendors to provide acceptable payment terms; the outcome of product liability claims; any significant security compromise or breach of the Company’s customer, associate or Company information; the outcome of pending legal proceedings; compliance costs associated with environmental laws and regulations; maintaining adequate insurance coverage; seasonal weather patterns; ability to make, integrate and maintain acquisitions and investments; general economic conditions; liquidity risk and failure to fulfill financial obligations; fluctuations in foreign currency exchange rates; the credit worthiness and financial stability of the Company’s licensees and business partners; possible limits on our access to capital markets and other financing sources; interest rate fluctuations and other changes in funding costs and investment income; the possibility of negative investment returns in the Company’s pension plan or an increase to the defined benefit obligation including the potentially restrictive impact such an increase might have on credit availability; the ability of the Company to successfully negotiate with its lenders to increase availability under its Amended Credit Facility and/or to arrange alternative financing that provides more credit availability relative to the collateral available; the impairment of intangible and other long lived assets; the possible future termination of certain intellectual property rights associated with the “Sears” name and brand names if Sears Holdings Corporation (“Sears Holdings”) reduces its interest in the Company to less than 10.0%; potential conflict of interest of some of the directors and executive officers of the Company owing to their ownership of Sears Holdings’ common stock; possible changes in the Company’s ownership by Edward S. Lampert, ESL Investments and other significant shareholders; productivity improvement and cost reduction initiatives and whether such initiatives will yield the expected benefits; competitive conditions in the businesses in which the Company participates; new accounting pronouncements, or changes to existing pronouncements, that impact the methods the Company uses to report our financial position and results from operations; uncertainties associated with critical accounting assumptions and estimates; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward-looking information, may be found in this release as well as under Section 3(k) “Risk Factors” in the Company’s most recent AIF, Section 10 “Risks and Uncertainties” in the MD&A in the Company’s most recent annual report and under Section 9 “Risks and Uncertainties” in the MD&A in the Company’s most recent interim report and elsewhere in the Company’s filings with Canadian and U.S. securities regulators.

All of the forward-looking statements included in this release are qualified by these cautionary statements and those made in the “Risk Factors” section of the Company’s most recent AIF, in the “Risks and Uncertainties” section of the Company’s most recent annual and interim MD&A and the Company’s other filings with Canadian and U.S. securities regulators. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully, and readers should not place undue reliance on forward-looking statements made herein or in our other filings with Canadian and U.S. securities regulators. The forward-looking information in this release is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding the Company’s financial position and results of operations as well as the Company’s objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward looking information, whether as a result of new information, future events or otherwise, except as required by law.

Unaudited Condensed Consolidated Financial Statements and Management’s Discussion and Analysis
The Company’s unaudited interim condensed consolidated financial statements for the 39-week period ended October 29, 2016 and Management’s Discussion and Analysis thereon are available on the System for Electronic Document Analysis and Retrieval website at www.sedar.com and on the U.S. Securities Exchange Commission website at www.sec.gov.

Selected Consolidated Financial Information
The following tables set out summary unaudited consolidated financial information and supplemental information for the periods indicated, derived from the unaudited interim condensed consolidated financial statements for the 39-week period ended October 29, 2016. The summary unaudited consolidated financial information set out for these periods has been prepared on a basis consistent with our audited consolidated financial statements for the 52-week period ended January 30, 2016. The information presented herein does not contain disclosures required by IFRS and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the 39-week period ended October 29, 2016.

SEARS CANADA INC.
RECONCILIATION OF NET LOSS TO ADJUSTED EBITDA
For the 13 and 39-week periods ended October 29, 2016 and October 31, 2015

Unaudited

	Third Quarter		Year-to-Date
(in CAD millions, except per share amounts)	2016	2015	2016	2015
Net loss	$(120.0)	$(53.2)	$(275.2)	$(98.8)
Transformation expense[1]	10.7	6.8	34.9	6.8
Gain on sale and leaseback transactions[2]	(5.4)	—	(46.0)	(67.2)
Assets held for sale impairment[3]	5.0	—	6.0	—
Other asset impairment[4]	12.4	—	16.3	—
Lease exit costs[5]	1.8	—	9.7	—
Gain on settlement of retirement benefits[6]	—	—	—	(5.1)
TBI costs[7]	—	—	—	6.4
Environmental remediation costs for assets held for sale[8]	1.3	—	1.8	—
Depreciation and amortization expense	7.7	11.2	24.1	37.3
Finance costs	5.0	1.6	8.6	7.6
Interest income	(0.5)	(1.5)	(4.6)	(2.0)
Income tax expense	4.3	3.4	5.2	5.7
Adjusted EBITDA[9]	(77.7)	(31.7)	(219.2)	(109.3)
Basic net loss per share	$(1.18)	$(0.52)	$(2.70)	$(0.97)

1	Transformation expense during 2016 relates primarily to severance incurred during the period.
2	Gain on sale and leaseback transactions represents the net gain related to selling and leasing back of the Company's logistics centres in Regina, Saskatchewan, Calgary, Alberta and Vaughan, Ontario.
3
Assets held for sale impairment represents the charge related to writing down the carrying value of the property, plant and equipment of the logistics centres in Q1 and Q3 2016 to fair value less costs to sell.

4	Other asset impairment represents the charge related to writing down the carrying value of the property, plant and equipment and intangibles of certain cash generating units during Q2 and Q3 2016.
5	Lease exit costs relate primarily to costs incurred to exit certain properties.
6	Gain on settlement of retirement benefits relates to the settlement of retirement benefits of eligible members covered under the non-pension retirement plan during Q1 2015.
7	TBI costs represent the estimated costs to the Company related to TravelBrands Inc. (a licensee of the Company) filing for creditor protection.
8	Environmental remediation costs for assets held for sale relate to estimated costs required to restore one logistic centre for sale.
9
Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s operating performance, ability to incur and service debt, and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.

SEARS CANADA INC.
RECONCILIATION OF TOTAL MERCHANDISING REVENUE TO TOTAL SAME STORE SALES
For the 13 and 39-week periods ended October 29, 2016 and October 31, 2015

Unaudited

	Third Quarter		Year-to-Date
(in CAD millions)	2016	2015	2016	2015
Total merchandising revenue	$625.2	$792.1	$1,869.6	$2,258.1
Non-comparable sales	117.7	175.3	418.7	514.4
Total same store sales[1]	507.5	616.8	1,450.9	1,743.7
Percentage change in total same store sales	(7.1)%	0.4%	(6.7)%	(2.5)%
Percentage change in total same store sales by category
Apparel & Accessories	(7.9)%	(2.7)%	(8.0)%	(6.8)%
Home & Hardlines	(6.8)%	2.5%	(5.9)%	0.4%
Percentage change in Core Retail same store sales	(8.8)%	2.7%	(7.4)%	(0.6)%
Percentage change in Core Retail same store sales by category
Apparel & Accessories	(8.3)%	1.1%	(7.1)%	(3.6)%
Home & Hardlines	(10.0)%	4.0%	(8.1)%	2.0%

1
Total same store sales represents merchandise sales generated through operations in the Company’s Full-line, Sears Home, Hometown, Outlet and Corbeil stores that were continuously open during both of the periods being compared. Core Retail same store sales represents merchandise sales generated through operations in the Company’s Full-line and Sears Home stores that were continuously open during both of the periods being compared. More specifically, the same store sales metrics compare the same calendar weeks for each period and represents the 13 and 39-week periods ended October 29, 2016 and October 31, 2015. The calculation of same store sales is a performance metric and may be impacted by store space expansion and contraction. The same store sales metrics exclude the Direct channel.

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Unaudited

(in CAD millions)	As at October 29, 2016	As at January 30, 2016	As at October 31, 2015
ASSETS
Current assets
Cash	$155.0	$313.9	$74.6
Accounts receivable, net	59.4	59.4	70.3
Income taxes recoverable	11.2	35.9	40.8
Inventories	701.6	664.8	837.6
Prepaid expenses	46.7	31.0	45.8
Derivative financial assets	2.8	6.6	4.1
Assets classified as held for sale	90.9	22.1	25.9
Total current assets	1,067.6	1,133.7	1,099.1

Non-current assets
Property, plant and equipment	233.3	444.1	487.6
Investment properties	2.1	17.0	17.0
Intangible assets	18.4	22.5	39.4
Deferred tax assets	0.6	0.6	2.8
Other long-term assets	8.8	15.3	15.6
Total assets	$1,330.8	$1,633.2	$1,661.5

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$351.7	$332.7	$399.0
Deferred revenue	135.4	158.3	165.3
Provisions	80.3	75.8	57.1
Income taxes payable	0.1	2.6	3.2
Other taxes payable	5.0	17.3	11.3
Derivative financial liabilities	—	—	0.1
Current portion of long-term obligations	3.8	4.0	3.9
Total current liabilities	576.3	590.7	639.9

Non-current liabilities
Long-term obligations	17.5	20.2	21.2
Deferred revenue	70.2	74.2	75.6
Retirement benefit liability	307.6	326.9	381.4
Deferred tax liabilities	—	—	2.8
Other long-term liabilities	83.4	67.0	68.8
Total liabilities	1,055.0	1,079.0	1,189.7

SHAREHOLDERS’ EQUITY
Capital stock	14.9	14.9	14.9
Share-based compensation reserve	2.8	—	—
Retained earnings	463.8	739.0	707.7
Accumulated other comprehensive loss	(205.7)	(199.7)	(250.8)
Total shareholders’ equity	275.8	554.2	471.8
Total liabilities and shareholders’ equity	$1,330.8	$1,633.2	$1,661.5

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS
For the 13 and 39-week periods ended October 29, 2016 and October 31, 2015

Unaudited

	13-Week Period		39-Week Period
(in CAD millions, except per share amounts)	2016	2015	2016	2015

Revenue	$625.2	$792.1	$1,869.6	$2,258.1
Cost of goods and services sold	446.4	533.7	1,339.9	1,513.4
Selling, administrative and other expenses	295.4	308.1	841.7	904.5
Operating loss	(116.6)	(49.7)	(312.0)	(159.8)

Gain on sale and leaseback transactions	5.4	—	46.0	67.2
Gain on settlement of retirement benefits	—	—	—	5.1
Finance costs	5.0	1.6	8.6	7.6
Interest income	0.5	1.5	4.6	2.0
Loss before income taxes	(115.7)	(49.8)	(270.0)	(93.1)

Income tax expense (recovery)
Current	4.8	1.4	3.1	7.3
Deferred	(0.5)	2.0	2.1	(1.6)
	4.3	3.4	5.2	5.7
Net loss	$(120.0)	$(53.2)	$(275.2)	$(98.8)

Basic and diluted net loss per share	$(1.18)	$(0.52)	$(2.70)	$(0.97)

Net loss	$(120.0)	$(53.2)	$(275.2)	$(98.8)

Other comprehensive income (loss), net of taxes:

Items that may subsequently be reclassified to net loss:
Gain (loss) on foreign exchange derivatives	3.0	(0.6)	(11.7)	9.0
Reclassification to net loss of loss (gain) on foreign exchange derivatives	1.9	(4.2)	5.7	(10.8)

Items that will not be subsequently reclassified to net loss:
Remeasurement gain on net defined retirement benefit liability	—	—	—	2.0
Total other comprehensive income (loss)	4.9	(4.8)	(6.0)	0.2
Total comprehensive loss	$(115.1)	$(58.0)	$(281.2)	$(98.6)

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the 13 and 39-week periods ended October 29, 2016 and October 31, 2015
Unaudited

	13-Week Period		39-Week Period
(in CAD millions)	2016	2015	2016	2015
Cash flow used for operating activities
Net loss	$(120.0)	$(53.2)	$(275.2)	$(98.8)
Adjustments for:
Depreciation and amortization expense	7.7	11.2	24.1	37.3
Share-based compensation	0.4	—	2.8	(0.4)
(Gain) loss on disposal of property, plant and equipment	(0.4)	—	(1.7)	0.3
Impairment losses	17.4	—	22.3	—
Gain on sale and leaseback transactions	(5.4)	—	(46.0)	(67.2)
Gain on settlement of retirement benefits	—	—	—	(5.1)
Finance costs	5.0	1.6	8.6	7.6
Interest income	(0.5)	(1.5)	(4.6)	(2.0)
Retirement benefit plans expense	3.4	4.7	10.7	13.8
Short-term disability expense	1.0	0.9	3.5	3.8
Income tax expense	4.3	3.4	5.2	5.7
Interest received	0.5	0.5	4.6	0.9
Interest paid	(0.8)	(0.7)	(2.4)	(1.9)
Retirement benefit plans contributions	(10.7)	(11.2)	(33.5)	(36.6)
Income tax (payments) refunds, net	(0.4)	38.4	23.0	84.5
Changes in non-cash working capital balances	(53.0)	(106.3)	(78.4)	(214.4)
Changes in non-cash long-term assets and liabilities	(7.8)	(4.6)	(6.6)	(8.7)
	(159.3)	(116.8)	(343.6)	(281.2)
Cash flow generated from (used for) investing activities
Purchases of property, plant and equipment and intangible assets	(5.7)	(15.8)	(15.4)	(30.1)
Proceeds from sale of property, plant and equipment	1.1	—	2.7	0.2
Net proceeds from sale and leaseback transactions	17.6	—	201.5	130.0
	13.0	(15.8)	188.8	100.1
Cash flow used for financing activities
Interest paid on finance lease obligations	(0.4)	(0.5)	(1.3)	(1.5)
Repayment of long-term obligations	(1.0)	(1.0)	(2.9)	(3.0)
	(1.4)	(1.5)	(4.2)	(4.5)
Effect of exchange rate on cash at end of period	0.8	—	0.1	1.2
Decrease in cash	(146.9)	(134.1)	(158.9)	(184.4)
Cash at beginning of period	$301.9	$208.7	$313.9	$259.0
Cash at end of period	$155.0	$74.6	$155.0	$74.6